SULLIVAN & TRIGGS, LLP
A Registered Limited Liability Law Partnership

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Telephone: (310) 451-8300
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August 12, 2011

Writer's Direct Contact:
(310) 451-8301
ttriggs@sullivantriggs.com

VIA EDGAR AND OVERNIGHT DELIVERY

Susan Block
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:           Digital Domain Media Group, Inc.
Registration Statement on Form S-1
Originally Filed May 16, 2011
File No. 333-174248

Dear Ms. Block:

On behalf of Digital Domain Media Group, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-174248) (the “Registration Statement”). A courtesy copy of the Amendment will be provided that is marked to show changes from Amendment No. 2 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2011.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated August 3, 2011, to which we respond in this letter. The relevant text of the Staff's comments has been included in bold in this letter. The headings and numbering below correspond to the headings and numbering in the Staff's letter.

General

1.
Comment: We note your response to our prior comment two.  Please revise the reference on page 92 regarding “strategic relationships with studios globally” to clarify that this is not a reference to any agreements currently in effect, other than your joint marketing and production VFX services agreement with RelianceMediaWorks Limited.  Additionally please revise your reference on pages 1, 88, and 91 to being a “key partner” to major film studios and leading filmmakers to specify the extent to which this is a reference to agreements currently in effect, and the type of agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amendment to remove the reference to “strategic relationships with studios globally.”

In response to the Staff’s comment, the Company has also revised the disclosures on pages one, 89 and 93 of the Amendment to remove the reference to being a “key partner” and to specify that, to date, the Company has entered into one binding co-production agreement.

2.	Comment: We note your response to our prior comment four. Please revise your discussion beginning on page 97 to more clearly but briefly indicate the scope of your work on each film.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify that each film identified in the list starting on page 99 is a film for which the Company is creating or has created visual effects or animation film content or has provided 3D conversion services, and for which the Company has received or expects to receive formal credit for its work thereon in the end titles thereof.

3.
Comment: We note your response to our prior comment five.  Please remove marketing language such as “innovation and creativity” and “playing an increasingly important role in the creation and development of live-action films” on page one, “premier site” on page 71, and “established track record” on pages two and 89.  To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response: In response to the Staff’s comment, the Company has removed the language identified by the Staff as marketing language on pages one, two, 72 and 90 of the Amendment.

4.
Comment: Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented.  Accompanying captions, if any, should also be provided.  We may have comments after reviewing the materials.

Response: The Company will provide the Staff, prior to the printing and distribution of the preliminary prospectus, with the mock-ups of any pages in the prospectus on which the Company desires to include any additional pictures or graphics, along with any accompanying captions.  The Company understands that the Staff may have comments on such materials.

Outside Cover Page of the Prospectus

5.	Comment: We note your response to our prior comment seven and we re-issue the comment. Please remove the references to “Sole Book-Running Manager” and “Joint Lead Manager.”

Response:  The Company has removed the references to the role designations on the front cover page of the prospectus in accordance with the Staff’s comment.  The Company has retained the role designations on the back cover page of the prospectus, as the Company continues to believe that such designations provide guidance to recipients of the prospectus on the roles of the underwriters in the offering relative to each other, and also believes that the Staff has in other circumstances allowed such role designations to remain on the back cover pages of prospectuses.  The Company respectfully requests that the Staff permit such presentation in this case.

Prospectus Summary, page 1

6.
Comment: We note your response to our prior comments nine and 11.  Please revise the fourth paragraph on page one to clarify that there is no guarantee that such revenue growth or growth in the VFX market will continue.  Please revise the carry-over paragraph from page one to two to indicate that there is no guarantee that 3D market growth will continue.

Response: In response to the Staff’s comment, the Company has included language in the fourth paragraph on page one of the Amendment and the carry-over paragraph from page one to two of the Amendment to indicate that there can be no assurances that such growth will continue.

The Offering, page 4

7.
Comment: It is not clear to us whether the amount of common stock listed as to be outstanding after this offering includes the portion of indebtedness to the private equity fund that will automatically convert upon consummation of the offering.  Please advise.

Response: The Company has confirmed to us that the number of shares of the Company’s Common Stock stated to be outstanding after the offering described in the prospectus excludes all shares of the Company’s Common Stock issued as the result of the automatic conversion of indebtedness upon the consummation of the offering.

Risk Factors, page 14

Our feature films segment depends, page 20

8.
 Comment: We note your response to our prior comment 19.  The name of customers that have provided a significant portion of revenues should be provided here and in your business section or provide us your analysis as to whether the loss of the “single motion picture studio” or either of the “two major studios” as customers would have a material adverse effect on you.  Refer to Item 101(c)(1)(vii).  Please also balance your disclosure regarding recent significant customers by indicating that one of the significant customers represented a material portion of the Company’s business primarily as a result of the Company being engaged by such studio on a single, multi-year project, as you have told us in your response.

Response: It is the Company’s position that, while it has historically depended for a material portion of its business on large feature film projects from the group of film studios named in the subject risk factor, it does not depend on its relationship with any one or two such studios.  More specifically, the Company has determined that the loss as a customer of one or both of the studios that accounted for approximately 58% and 88%, respectively, of the Company’s revenues from its Feature Films segment during the period from the Company’s inception date to December 31, 2009 and the year ended December 31, 2010 would not have a material adverse effect on the Company and its subsidiaries taken as a whole.  As a result, the Company believes that to identify these two studios by name in this context would be misleading in overstating the consistency year-to-year of the Company’s relationships with these studios.  In support of the Company’s position, the Company notes that none of the films listed in the filmography starting on page 99 for “2011/currently in production” is being produced by Disney, the studio for which the Company performed its work on Tron in 2009 and 2010, for which the Company received over $70 million in contract revenue.

In response to the Staff’s comment, the Company has revised the risk factor on page 21 of the Amendment to indicate that one of the major film studios accounted for a material portion of the Company’s revenues during the periods indicated primarily as a result of the Company being engaged by such studio on a single, large-scale, multi-year project.

If we do not continue to receive governmental grant funding, page 21

9.	Comment: We note your response to our prior comment 20. Please disclose any target thresholds with respect to the City of West Palm Beach or advise.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 22 to include the conditions precedent and target thresholds required to be satisfied with respect to the remaining balance of the cash grant from the City of West Palm Beach.

Financing Transactions, page 71

10.	Comment: For the Convertible Note issued to Comvest, please disclose the specified conversion ratio and explain the possible adjustment to the conversion rate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amendment to disclose the specified conversion ratio and to explain the possible adjustment to the conversion rate.

11.	Comment: Please also include Item 701 of Regulation S-K disclosure regarding the convertible note in Item 15. Recent Sales of Unregistered Securities.

Response: In response to the Staff’s comment, the Company has included on page II-3 of the Amendment the requested disclosure regarding the convertible note.

Business, page 88

12.
Comment: We note your response to our prior comment 25.  Please revise the fifth paragraph on page one, the fourth paragraph on page 88, the fourth bullet on page 90, and the first full paragraph on page 92 to clarify, as indicated in your response, that to date you have executed only one binding term sheet with respect to the co-production of a film.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the fifth paragraph on page one, the fourth paragraph on page 89, the fourth bullet on page 91, and the third full paragraph on page 93 of the Amendment to clarify that, to date, the Company has executed only one binding term sheet with respect to the co-production of a film.

Our History, page 89

13.
Comment: We note your response to our prior comment eight.  Please revise the reference on page 89 to “an industry-leading reputation” to clarify as indicated in your response that you are “a” leader in the industry.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Amendment to clarify that the Company is “a” leader in the industry.

Business Evolution, page 89

14.
Comment: We note your response to our prior comments 27 and 29.  We note the reference to “Develop, Own and Monetize Original IP” on page 90.  Please provide an expanded discussion addressing the status of these initiatives, what material steps you will need to take to implement your plan, a timeline and the need for and availability of financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amendment to expand the discussion with respect to the Company’s planned initiatives to pursue ancillary business lines related to original content owned by the Company.

Feature Films, page 91

15.
Comment: We note your response to our prior comment 31.  Please revise to clarify for investors the role of the visualization studio in relation to your Feature Films business as a whole and whether it generates any revenues on its own.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amendment to clarify the role of the visualization studio in relation to the Company’s Feature Films business as a whole and whether it generates any revenues on its own.

Commercials, page 93

16.
Comment: We note your response to our prior comment 30.  Please revise the last sentence of the first paragraph to clarify the reference to “usually ranges,” as this may suggest the center cluster of most common results rather than the total broad range.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amendment in order to capture the center cluster of most common results.

Key Advisor, page 112

17.	Comment: With a view to revised disclosure, please explain to us what your relationship with your “key advisor” entails, and whether it is bound by any agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 113 and 114 of the Amendment to describe further the Company’s relationship with this “key advisor”, and to clarify whether this relationship is the subject of any agreement.

Executive Compensation, page 114

Annual Bonuses, page 115

18.	Comment: Please disclose any criteria related to awarding the non-discretionary bonuses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amendment to include the criteria applicable to the Company’s non-discretionary bonuses.

Summary Compensation Table, page 117

19.	Comment: Please revise to include the options awarded to Mr. Lunsford and Mr. Textor during 2010, as disclosed on page 116.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Amendment to include the options awarded to Mr. Lunsford during 2010.  The Company has advised us that the warrant to purchase 839,105 shares of the Company’s Common Stock issued to Mr. Textor in 2010 was provided solely as consideration for Mr. Textor’s personal guarantee of commercial loan obligations of the Company in the principal amount of $7.0 million, and not as compensation for his services rendered to the Company in his capacity as an executive officer of the Company.  As such, the Company believes that the fair value of the warrant should be excluded from the Summary Compensation Table on page [117] of the Amendment.

Item 15. Recent Sales of Unregistered Securities, page II-2

20.	Comment: We note your response to our prior comment 52. Please revise to disclose the “nominal consideration” in the second paragraph.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of the Amendment to include the aggregate amount of such compensation.

Exhibits

21.
Comment: We note that the Asset Transfer Agreement between ImageMovers Digital LLC and Digital Domain, formerly Exhibit 10.32 and the Asset Transfer Agreement between the Registrant and Digital Domain, formerly Exhibit 10.33 are no longer listed in the exhibit index.  Please advise.

Response: We are advised that the Company, on closer analysis, has determined that the agreements identified by the Staff in the above comment are not material to the Company or otherwise required to be filed pursuant to Item 601 of Regulation S-K.  Therefore, the Company does not plan to file either agreement as an Exhibit to the Registration Statement.

*    *    *    *    *    *

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (310) 451-8301.

Very truly yours,

D. Thomas Triggs, Esq.

Enclosure

cc:	Theresa Messinese Lyn Shenk John Dana Brown Securities and Exchange Commission John C. Textor, Chief Executive Officer Jonathan Teaford, Chief Financial Officer
Edwin C. Lunsford, III, General Counsel
Digital Domain Media Group, Inc.

James W. McKenzie, Jr., Esq.
Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP
Counsel to the Underwriters

Brian A. Sullivan, Esq.
Owen M. Lewis, Esq.
Sullivan & Triggs, LLP
Counsel to Digital Domain Media Group, Inc.